 Exhibit 99.1

For Immediate Release

TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES FOURTH QUARTER AND
YEAR END 2016 FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA (March 15, 2017) - Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces its financial and operating results for the fourth quarter and year ended December 31, 2016. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the years ended December 31, 2016 and 2015. Bellatrix's audited Consolidated Financial Statements and Notes, and the MD&A are available on Bellatrix's website at www.bellatrixexploration.com, and are filed on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar.

FOURTH QUARTER AND ANNUAL 2016 HIGHLIGHTS

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities	17,114	42,033	37,546	103,075
Per basic share (1)	$0.07	$0.22	$0.18	$0.54
Per diluted share (1)	$0.07	$0.22	$0.18	$0.54
Funds flow from operations (2)	8,437	29,653	40,916	109,485
Per basic share (1)	$0.03	$0.15	$0.19	$0.57
Per diluted share (1)	$0.03	$0.15	$0.19	$0.57
Net profit (loss)	23,085	(356,631)	(26,668)	(444,208)
Per basic share (1)	$0.09	($1.86)	($0.12)	($2.31)
Per diluted share (1)	$0.09	($1.86)	($0.12)	($2.31)
Capital - exploration and development	24,640	16,775	78,660	155,151
Capital - corporate assets	172	153	230	3,440
Property acquisitions	(13)	287	(9)	1,036
Capital expenditures - cash	24,799	17,215	78,881	159,627
Property dispositions - cash (3)	(105,206)	(5,129)	(299,058)	(15,436)
Total net capital expenditures - cash	(80,407)	12,086	(220,177)	144,191
Property acquisitions - non-cash	-	-	29,178	-
Property dispositions - non-cash	(21,309)	-	(21,309)	-
Other non-cash items	(36,224)	2,594	(33,886)	8,613
Total capital expenditures - net (4)	(137,940)	14,680	(246,194)	152,804
Bank debt	19,143	340,743	19,143	340,743
Senior Notes	324,691	332,024	324,691	332,024
Convertible Debentures (liability component)	37,420	-	37,420	-
Long term loan receivable	(8,775)	-	(8,775)	-
Adjusted working capital deficiency (2)	23,716	44,878	23,716	44,878
Total net debt (2)	396,195	717,645	396,195	717,645
Total assets	1,453,730	1,703,212	1,453,730	1,703,212
Total shareholders’ equity	863,418	810,572	863,418	810,572

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SELECTED OPERATING RESULTS		Three months ended December 31,		Year ended December 31,
		2016	2015	2016	2015
Total revenue (4)		67,907	72,125	227,874	333,318
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	8,993	11,884	9,935	11,998
Natural gas	(mcf/d)	137,372	172,923	154,453	176,658
Total oil equivalent	(boe/d) (5)	31,888	40,705	35,677	41,441
Average realized prices
Crude oil and condensate	($/bbl)	58.12	48.76	48.41	54.34
Crude oil and condensate (including risk management (6))	($/bbl)	57.46	58.67	47.81	58.76
NGLs (excluding condensate)	($/bbl)	18.87	12.99	13.14	14.16
Crude oil, condensate and NGLs	($/bbl)	31.08	25.88	25.27	30.41
Natural gas	($/mcf)	3.29	2.66	2.27	2.95
Natural gas (including risk management (6))	($/mcf)	3.13	2.75	2.64	2.94
Total oil equivalent	($/boe) (5)	22.95	18.85	16.86	21.37
Total oil equivalent (including risk management (6))	($/boe) (5)	22.19	20.26	18.38	21.85

Net wells drilled		5.0	2.3	12.9	13.7

Selected Key Operating Statistics
Operating netback (4)	($/boe) (5)	8.87	10.80	6.39	10.83
Operating netback (4) (including risk management (6))	($/boe) (5)	8.11	12.21	7.91	11.30
Transportation expense	($/boe) (5)	1.07	0.72	0.93	1.13
Production expense	($/boe) (5)	10.57	6.87	8.70	7.86
General & administrative expense	($/boe) (5)	1.72	1.18	1.53	1.55
Royalties as a % of sales (after transportation)		12%	5%	9%	11%
COMMON SHARES
Common shares outstanding (7)		246,585,828	191,963,910	246,585,828	191,963,910
Weighted average shares (1)		243,582,436	191,963,910	214,105,063	191,960,312
SHARE TRADING STATISTICS
TSX and Other (8)
(CDN$, except volumes) based on intra-day trading
High		1.40	2.92	1.99	4.47
Low		0.96	1.30	0.96	1.30
Close		1.28	1.64	1.28	1.64
Average daily volume		2,074,471	1,233,615	2,282,348	1,911,812
NYSE
(US$, except volumes) based on intra-day trading
High		1.07	2.25	1.48	3.81
Low		0.72	0.94	0.72	0.94
Close		0.94	1.21	0.94	1.21
Average daily volume		524,253	1,160,457	959,245	892,215

(1)	Basic weighted average shares for the three months and year ended December 31, 2016 were 243,582,436 (2015: 191,963,910) and 214,105,063 (2015: 191,960,312), respectively.

In computing weighted average diluted loss per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three months and year ended December 31, 2016, a total of nil (2015: nil) and nil (2015: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2015: nil) and nil (2015: nil) common shares issuable on conversion of the Convertible Debentures (as defined below) were added to the denominator for the three and twelve month periods resulting in diluted weighted average common shares of 243,582,436 (2015: 191,963,910) and 214,105,063 (2015: 191,960,312), respectively.

(2)	The terms “funds flow from operations”, “funds flow from operations per share”, “total net debt”, and “adjusted working capital deficiency”, do not have standard meanings under generally accepted accounting principles (“GAAP”). Refer to “Capital performance measures” disclosed at the end of this Press Release.
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(3)	Property dispositions - cash does not include transaction costs.
(4)	The terms “operating netbacks”, “total capital expenditures - net”, and “total revenue" do not have standard meanings under generally accepted accounting principles (“GAAP”). Refer to “Non-GAAP measures” disclosed at the end of this Press Release.
(5)	A boe conversion ratio of 6 mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6)	The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(7)	Fully diluted common shares outstanding for the three months and year ended December 31, 2016 were 290,315,127 (2015: 204,810,242). This includes 12,865,099 (2015: 12,846,332) of share options outstanding and 30,864,200 (2015: nil) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $1.62 per share.
(8)	TSX and Other includes the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.

PRESIDENT’S MESSAGE

Bellatrix executed on three strategic objectives in 2016, which collectively have materially improved our balance sheet and liquidity position, and repositioned the Company to accelerate profitable growth of our large scale asset base, and enhance long term shareholder value. Our first priority was debt reduction. Total net debt was reduced by $321.4 million, or 45%, during calendar 2016, but more importantly, bank debt was reduced to only $19.1 million at December 31, 2016 representing a reduction of 94% from year end 2015 levels. The absolute reduction in bank debt of $321.6 million not only achieves significant savings on interest and financing charges but more importantly improves the Company’s liquidity position and meaningfully reduces external financial constraints on our business. Secondly, the transactions completed in 2016 were principally focused on non-core and non-strategic properties which have not attracted capital investment within our portfolio over the past several years. Rationalizing these assets improved the Company’s balance sheet and liquidity and repositioned Bellatrix for enhanced long term shareholder value while maintaining the Company’s core asset base and growth engine. The core foundational assets for the Company reside in a proven area of the Deep Basin in west central Alberta, known for its favourable geologic characteristics. Bellatrix maintains decades of development ready opportunities anchored by our 393 net identified Spirit River well locations and our 239 net identified Cardium well locations. The Company’s strategic infrastructure and firm service capacity create barriers to industry competition within our core “sandbox”, and provide the egress and above ground control to profitably develop our significant resource potential. Thirdly, operational execution remained focused on development drilling in the low cost Spirit River liquids-rich natural gas play, delivering strong rates of return at current commodity prices. In addition, our operations team focused on optimization initiatives including plunger lift installations, wellbore cleanouts, and pipeline optimization efforts all directed towards maximizing volumes, attenuating base decline rates and increasing value from every capital investment dollar. Capital optimization activities proved successful again in 2016 with continued improvements in drill times, spud to on-stream delivery, and the advancement of several technological improvements providing continued efficiency gains, and insulating against potential service cost inflation pressure in the future.

The delivery of our strategic objectives in 2016 has repositioned Bellatrix to resume profitable growth activity moving forward. To that end, Bellatrix recently announced its 2017 guidance and its three year development plan outlook, providing line of sight for 10% to 15% compound annual growth in production volumes. Over our three year outlook, Bellatrix plans to continue its strategy to profitably grow production, while expanding margins and cash flow netbacks through continued investment in strategic infrastructure including Phase 2 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”). The Phase 2 expansion project remains on time, and on budget for completion in the second quarter of 2018, and is anticipated to drive improved revenue through additional higher margin natural gas liquids (“NGL”) extraction, and provide further reductions to corporate operating costs, driving expanded corporate profit margins and cash flow.

Bellatrix continues to protect its long term strategic plan through an active hedging program, with approximately 66% of forecast gross natural gas volumes in 2017 hedged at an average fixed price of approximately $3.36/mcf (based on the mid-point of 2017 average gross production guidance of 33,500 boe/d; 76% natural gas weighted). In addition, Bellatrix has secured meaningful 2018 risk management protection with a total of 65.6 MMcf/d of 2018 natural gas volumes hedged at an average fixed price of approximately $3.08/mcf; this represents approximately 43% of volumes compared to the mid-point of 2017 full year average guidance. Finally, stronger propane prices in early 2017 provided an attractive opportunity for Bellatrix to hedge 1,500 bbl/d of propane volumes at an average price of 51% of WTI light oil prices from February through December of 2017, and 1,000 bbl/d of propane volumes at an average price of 47% of WTI light oil prices in 2018, both meaningfully above long term historical averages. Bellatrix’s hedging program is part of its overall risk management strategy focused on providing reduced commodity price volatility and greater assurance over future revenue and cash flows which help drive the capital and reinvestment decisions within our business.

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Furthermore, Bellatrix retains several long term firm capacity agreements which assure market egress for both current and forecast production volumes and generate a distinct, competitive advantage for the Company as we execute on our growth strategy. Bellatrix maintains secured firm transportation (“FT”) representing approximately 120% of current gross operated natural gas volumes at multiple receipt points on the Nova Gas Transmission Ltd. (the “NGTL”) system. The NGTL system has experienced, and is expected to experience further curtailments of both interruptible and firm service capacity as the operator continues work through 2017 to expand capacity along the system. With excess FT relative to current production levels, Bellatrix is well positioned to deliver volumes with minimal impacts during periods of system curtailments. Bellatrix previously negotiated additional FT capacity to facilitate increased growth volumes from Phase 2 of its Alder Flats Plant which provides additional strategic long term value for the Company. Bellatrix also maintains firm service contracts through a number of third party processing plants in its greater core Ferrier region to ensure unfettered delivery capability for current and planned production growth, with staggered contract maturity dates to align with the in-service date of Phase 2 of the Alder Flats Plant. Finally, Bellatrix has secured fractionation capacity for its NGL volumes by way of long term agreements providing 100% coverage for current and forecast NGL volumes from both Phase 1 and Phase 2 of its Alder Flats Plant.

Bellatrix is dedicated to achieving industry leading economic results in an environmentally responsible, compliant, and safe manner. To that end, Bellatrix released its inaugural Corporate Responsibility Report in November 2016, which is available on our website at www.bellatrixexploration.com. The Corporate Responsibility Report is an extension of our ongoing commitment to enhanced disclosure and stakeholder engagement and is designed to provide context around our corporate responsibility initiatives, including how the Company’s efforts relate to the broader economic, environmental, and social conditions in which we operate. Bellatrix remains committed to safe, compliant, and environmentally responsible operations for the benefit of employees, contractors, shareholders, and the communities in which we operate.

OPERATIONAL UPDATE

Improved commodity prices in 2017, supplemented by the Company’s risk management activities, underpin the resumption of profitable growth, which is focused on development of the low cost Spirit River liquids-rich natural gas play, and maximizing netbacks, margins, and operating cash flow.

The Company launched its 2017 drilling program in January with two rigs, and proactively added a third rig in early February to ensure completion of the first half drilling program before the seasonal spring break up period. Completion operations have progressed according to plan, and Bellatrix remains encouraged that operational activity, including corporate production volume levels, remain consistent with its previously announced 2017 guidance targets.

Bellatrix’s capital investment program is focused on organic, high working interest development drilling opportunities in 2017. The Company plans to drill approximately nine net wells including two high impact Cardium well locations in the first half of the year. With the conclusion of all joint venture drilling in 2016, Bellatrix retains flexibility in 2017 to balance infill development drilling and expanded core area development focused on growing production, adding reserves, and increasing our inventory of development drilling locations. Bellatrix is pleased to announce preliminary 2017 development program results including the:

•	100/1-30-44-09W5 one mile Spirit River (100% working interest) well IP40: 18.1 MMcf/d
•	102/1-6-45-09W5 one mile Spirit River (100% working interest) well IP30: 11.6 MMcf/d
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•	102/1-19-44-09W5 one mile Spirit River (67% working interest) well IP25: 14.5 MMcf/d
•	102/16-30-44-09W5 one mile Spirit River (100% working interest) well IP10: 11.9 MMcf/d

Additionally, Bellatrix recently drilled the 100/1-30-45-09W5 one mile Cardium (100% working interest) well in the Alder Flats area. The well was drilled within the bioturbated reservoir sandstones of the Cardium formation to optimize potential well deliverability. A 25 stage cemented liner system was utilized, and the well was completed using a 625 tonne slickwater fracture stimulation (25 tonnes per stage). The well was turned over to production in early March, with an average IP8 producing day rate of 810 boe/d (30% liquids).

TOTAL NET DEBT REDUCED BY $321 MILLION IN 2016

In 2016, Bellatrix remained focused on debt reduction and liquidity enhancing initiatives. The combination of several non-core asset dispositions, Facilities Monetization transactions, and capital financings, have materially improved the Company’s balance sheet, reduced financing charges and interest costs, thereby repositioning the Company to resume profitable development and growth of its high quality asset base in 2017.

Total net debt at December 31, 2016 of $396.2 million represented a reduction of $321.4 million or 45% of year end 2015 total net debt of $717.6 million. The reduction in bank debt was more pronounced; December 31, 2016 bank debt of $19.1 million represented a reduction of 94% compared to year end 2015 bank debt of $340.7 million. The significant reduction in bank debt achieves estimated interest and financing charge savings of approximately $15 million annually, assuming the 2016 weighted average interest rate of 4.51% on Bellatrix’s syndicated revolving credit facilities (the “Credit Facilities”).

Based on outstanding bank debt at December 31, 2016 of $19.1 million, the Company maintains approximately $80.9 million of available liquidity on its Credit Facilities (before deducting outstanding letters of credit). With the completion of Bellatrix’s 2016 year end independent reserves evaluation, the Company remains active in discussions with existing and new potential syndicate members about establishing a new long-term revolving credit facility prior to the next semi-annual redetermination in May of 2017. Bellatrix maintains a well-managed long term debt profile; other than the $19.1 million outstanding on the Credit Facilities at year end 2016, the Company has no debt maturities until May 2020 and September 2021.

ALDER FLATS PLANT ACHIEVES 96% CAPACITY UTILIZATION IN THE FOURTH QUARTER

The Alder Flats Plant averaged 96% capacity utilization through its first 18 months of continuous operation and this trend continued in the fourth quarter of 2016. An efficient and reliable addition to the Company’s strategic infrastructure network in the greater Ferrier core area, the Alder Flats Plant provides Bellatrix with financial and operational advantages.

MAINTAINED STRONG OPERATIONAL PERFORMANCE

Bellatrix delivered strong operational momentum and performance in 2016. Full year average annual production of 35,677 boe/d (72% natural gas weighted) was in line with the Company’s guidance range notwithstanding weather related delays to field operations in the fourth quarter and the impact to volumes associated with the non-core Harmattan and Pembina asset dispositions completed in the fourth quarter. Bellatrix’s production and marketing groups actively mitigated system wide curtailments of take away capacity on the NGTL system and the impact of unplanned third party plant downtime during the year. Full year exploration and development net capital spending of $78.7 million was within 2% of guidance of $77 million.

Full year production expenses averaged $8.70/boe, slightly above guidance of $8.50/boe. The modest increase in production expenses was primarily attributable to the fixed cost structure associated with the Facilities Monetization transactions and a decrease in volumes over the period, but was mitigated by cash cost savings delivered through operational optimization and cost suppression initiatives.

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2016 Actual Performance versus Guidance

	2016 Results	2016 Guidance	Actual Versus Guidance
Average daily production (boe/d)
Low range	35,677	35,500	-
High range	35,677	36,500	-2%
Average product mix
Crude oil, condensate and NGLs (%)	28	27	+1%
Natural gas (%)	72	73	-1%
Net capital spending ($ millions) (1)	79	77	+2%
Expenses ($/boe)
Production	8.70	8.50	+2%

(1)	Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.
(2)	Production expenses before net processing revenue/fees.

EFFICIENCY GAINS AND CAPITAL COST REDUCTIONS

Bellatrix was successful in further capital cost reductions and operational optimization efforts in 2016, embracing technological improvements and leveraging advancements made in prior years which are expected to deliver sustained efficiency gains into the future. Bellatrix has established itself as a premier operator in west central Alberta, continuously delivering top tier well results from the Spirit River, and was an industry pioneer in development of the Cardium formation specifically targeting the bioturbated zone for maximum deliverability and profitability from its wells. In 2016, Bellatrix drilled 19 gross (12.9 net) operated Spirit River wells, drilling a total of 77,089 meters including 27,885 meters of horizontal length. All-in (drill, complete, equip and tie-in) well costs in 2016 averaged $3.8 million, down 27% compared to 2014 levels, and down 2% year over year. Cost improvements were achieved across drilling and completion activities despite a 12% increase in average horizontal length per well (162 meters longer) and a 6% increase in average frac size (tonnage) in 2016 compared to 2015.

Efficiency improvements continued in 2016, which provide the foundation for continued cost suppression and insulation against potential service cost inflation pressure. In 2016, Bellatrix achieved an average time of 14 days from spud to rig release, down 26% compared to 2014 levels and a 4% improvement year over year. Most important, is obtaining cash flow from investment activity quickly and efficiently; to that end Bellatrix improved on its already industry leading spud to on-stream delivery for its Spirit River program to 34 days in 2016, a 19% improvement year over year and significantly ahead of industry peers. Return on capital employed and cash flow reinvestment remain paramount to our business; the efficiency gains achieved in 2016 provide confirmation of Bellatrix’s continued focus on efficiency improvements.

BOARD OF DIRECTOR AND MANAGEMENT CHANGES

As previously announced, on February 6, 2017 Mr. Doug Baker resigned as a member of the Board of Directors and on February 15, 2017, Mr. Raymond Smith retired as member of the Board of Directors. Additionally, Mr. Melvin Hawkrigg has resigned from the Board of Directors for personal reasons; Mr. Hawkrigg was previously a member of the Company’s Audit Committee. Mr. Keith Macdonald, a current Board member and former member of the Audit Committee, has taken Mr. Hawkrigg’s place on that committee effective March 10, 2017. On behalf of the entire Board of Directors and management, I wish to thank Messrs. Baker, Smith, and Hawkrigg for their stewardship, guidance and contributions during their years of service and wish them best in their future endeavours. On February 6, 2017 Bellatrix announced the appointment of Mr. Tom MacInnis to the Board and as a member of the Audit Committee. Mr. MacInnis is a seasoned energy-focused financial executive, most recently as Head of Financial Markets for National Bank Financial where he was responsible for leading the firm's global energy practice.

Bellatrix is pleased to announce the following management changes, effective March 15, 2017. Mr. Charles Kraus, the Company’s current Vice President, General Counsel & Corporate Secretary, has been promoted to Executive Vice President, and will otherwise continue in his role as the Company’s General Counsel & Corporate Secretary. Mr. Garrett Ulmer has been promoted to Chief Operating Officer from his previous position as Vice President, Engineering. Finally, Mr. Robert Lee has been appointed Vice President, Marketing. Mr. Lee was previously Director, Marketing & Commercial with Bellatrix.

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OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Bellatrix completed another successful organic development program in 2016, demonstrating a 100% success rate through the drill bit and delivering another strong year of consistent operational results and technical work. See the March 7, 2017 news release announcing Bellatrix’s 2016 year end reserves for additional information on the Company’s year-end reserves information.
•	Production volumes in the fourth quarter of 2016 averaged 31,888 boe/d (72% natural gas weighted) contributing to full year 2016 average production volumes in 2016 of 35,677 boe/d, meeting the Company’s guidance. Production levels in the fourth quarter 2016 declined from third quarter 2016 levels, reflecting the impact from the Pembina asset disposition, and the Harmattan asset disposition completed in December. The Company was able to proactively manage system wide interruptible and firm takeaway constraints through the utilization of its strategic infrastructure including the Alder Flats Plant which averaged 96% capacity utilization in the fourth quarter of 2016.
•	Cash capital expenditures were $24.8 million in the fourth quarter of 2016 and $78.9 million during the full 2016 calendar year. However, total net capital expenditures were negative $246.2 million in 2016 as the monetization of certain production facilities and the sale of a 35% minority interest of the Alder Flats Plant (“Alder Flats Plant Sale”) (referred to together as, the “Facilities Monetization”), and the Harmattan and Pembina asset dispositions more than offset capital investments made during the year. The $47 million consideration received on the non-core Pembina asset disposition included marketable securities with a fair value of $5 million as at the date of the transaction. The $80 million consideration received from the Harmattan asset disposition included a $15 million vendor take back loan receivable (“VTB Loan”). The VTB Loan bears interest at 10% per annum and is secured by a first lien charge against the sold assets.
•	In October 2016, Bellatrix issued 8,474,576 common shares on a “flow-through” basis in respect of Canadian Development Expenses (“CDE”) at a price of $1.18 per share resulting in gross proceeds of $10 million. Proceeds were used to partially finance the Company’s drilling and complete expenditures during the remainder of 2016.
•	The fourth quarter of 2016 marked the fifth consecutive quarter Bellatrix reduced total net debt. Compared to third quarter 2016 levels, Bellatrix reduced bank debt by $100.6 million or 84%. At December 31, 2016, Bellatrix reduced outstanding bank debt to $19.1 million and total net debt to $396.2 million representing year over year reductions of 94% and 45%, respectively. The total net debt was reduced as proceeds from non-core dispositions were used to decrease the outstanding bank indebtedness during the fourth quarter.
•	At December 31, 2016, Bellatrix had $80.9 million of undrawn capacity (approximately 81% undrawn) on its Credit Facilities, excluding outstanding letters of credit of $13.1 million that reduce the amount otherwise available to be drawn on the facilities.
•	For the year ended December 31, 2016, Bellatrix’s Senior Debt to EBITDA (as defined below) ratio was 1.57 times, well below the financial covenant of 3.5 times as permitted by the Credit Facilities.
•	Production expenses in the fourth quarter 2016 averaged $10.57/boe. Fourth quarter 2016 production expenditures included approximately $1.3 million ($0.46/boe) of one-time adjustments related to maintenance and overhauls of facilities. Production expenditures are expected to decline during 2017 and average $9.00/boe during the year, given cost suppression initiatives and increased production volumes which reduce overall production expenditures on a per unit of production basis.
•	The corporate royalty rate in the three months ended December 31, 2016 averaged 12% of sales (after transportation), compared to 8% in the first nine months of 2016. Higher average royalty rates over the comparative periods reflect higher commodity prices, and decreased gas cost allowance (“GCA”) credits associated with prior period Facilities Monetization transactions completed in 2016.
•	Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) for the three months and year ended December 31, 2016 were $5.0 million ($1.72/boe) and $19.9 million ($1.53/boe), compared to $4.4 million ($1.18/boe) and $23.4 million ($1.55/boe) in the comparative 2015 periods, respectively. Bellatrix achieved a material reduction in gross G&A costs as workforce reductions, and cost savings initiatives resulted in a $9.8 million decrease in 2016 compared to 2015 levels. The reduction in gross G&A expenses more than offset lower cost recoveries from partners associated with reduced capital spending levels resulting in an overall reduction in net G&A expenditures.
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•	The corporate operating netback (including risk management) realized for the three months ended December 31, 2016 was $8.11/boe. Before risk management, the fourth quarter 2016 operating netback was $8.87/boe, an increase of 56% compared to the $5.67/boe netback realized in the first nine months of 2016 reflecting improved realized commodity prices over the comparable periods.
•	In the fourth quarter of 2016, Bellatrix drilled 5 gross (5.0 net) Spirit River liquids-rich natural gas wells, resulting in a total of 19 (12.9 net) Spirit River liquids-rich natural gas wells drilled in 2016. Bellatrix also concluded all drilling associated with the joint venture partnership with Grafton Energy Co I Ltd. in 2016. While the joint venture was beneficial in accelerating the development plan of the Company’s asset base, its conclusion is expected to provide greater flexibility and improved working interest ownership of planned organic drilling opportunities in 2017.
•	The net profit for the three months ended and net loss for the year ended December 31, 2016 were $23.1 million and $26.7 million, respectively. This compares to the net loss of $444.2 million incurred in the year ended 2015. The decrease in net loss year over year is due to a non-cash impairment reversal recognized in the current period of $264 million, as compared to a non-cash impairment loss in the prior period of $475 million.
•	Funds flow from operations generated in the three months ended December 31, 2016 was $8.4 million ($0.03 per basic and diluted share), a decrease of 71% from $29.7 million ($0.15 per basic and diluted share) in the fourth quarter of 2015. Cash flow from operating activities was $17.1 million in the fourth quarter 2016 ($0.07 per basic and diluted share) a decrease of 59% from $42.0 million ($0.22 per basic and diluted share) in the fourth quarter of 2015. Funds flow from operations generated in the year ended December 31, 2016 was $40.9 million ($0.19 per basic and diluted share), a decrease of 63% from $109.5 million ($0.57 per basic and diluted share) in the comparative 2015 period. Cash flow from operating activities for the year ended December 31, 2016 was $37.5 million ($0.18 per basic and diluted share) a decrease of 64% from $103.1 million ($0.54 per basic and diluted share) in the comparative 2015 period.
•	Total revenue decreased by 32% to $227.9 million for 2016, compared to $333.3 million realized in 2015 mainly attributable to the aforementioned reduction in commodity prices for oil, NGLs and natural gas in the comparative periods.
•	As at December 31, 2016, Bellatrix had approximately 180,203 net undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.
•	At December 31, 2016, the net non-cash impairment recovery of $264 million was recognized in the fourth quarter of 2016, mainly as a result of strong positive technical revisions and infill drilling additions in 2016.
•	At December 31, 2016, Bellatrix had approximately $1.45 billion in tax pools available for deduction against future income.

OUTLOOK

In January 2017, Bellatrix announced a three year strategic outlook and development plan, including a return to profitable growth. The Company’s plans are supported by an active risk management program designed to mitigate the impact of commodity price volatility. Our focused capital investment into high rate of return drilling projects and near term infrastructure investments that deliver high value liquids extraction capability and production expense reductions, provide the foundational support to execute on our three year development plan.

In 2017, Bellatrix plans to expand its drilling efforts across our core west central Alberta acreage including expanded development of the Spirit River formation in the Willesden Green area, following on our success in the Ferrier area. With the improvement in oil and natural gas liquids pricing relative to 2016, a number of Cardium opportunities begin to compete for capital investment. Our first half capital program includes one gas weighted Cardium well in the Ferrier area, and one oil weighted Cardium well in the Alder Flats area. With the completion of joint venture programs, Bellatrix has strategically reviewed its drilling program to optimize capital investment, forecast rates of return, and long term net asset value and reserve growth potential. Bellatrix maintains a balanced portfolio of natural gas and oil weighted investment opportunities and at current commodity prices remains focused on development of the Spirit River liquids-rich natural gas play which is expected to provide the value enhancing growth platform for the Company in its three year development plan, with the Cardium oil weighted opportunities providing additional value as we move through the commodity price cycle.

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With two rigs currently operating, Bellatrix remains well positioned to execute on its 2017 budget with approximately 50% of the total $105 million capital budget allocated to the first half of 2017. Production volumes are expected to grow over the course of the year, resulting in exit 2016 to exit 2017 growth of 10% to 15%. Following the conclusion of the joint venture programs in 2015 and 2016, Bellatrix intends on honing in on organic, high working interest, and highly profitable development drilling opportunities. In 2017, the Company plans to drill approximately 19 net wells at an average working interest of approximately 80%, which is up significantly from the average working interest of 68% completed in the 2016 drill program.

REAFFIRMED 2017 GUIDANCE

Operational execution remains paramount as the Company embarks on delivering its 2017 objectives including 10% to 15% forecast production growth. The 2017 guidance table below is unchanged from the initial guidance metrics announced January 5, 2017.

2017 Guidance
Production (boe/d)
2017 Exit production	35,000
2017 Average daily production	33,500
Average product mix
Natural gas (%)	76
Crude oil, condensate and NGLs (%)	24
Net capital expenditures ($ millions) (1)	$105
Production expense ($/boe) (2)	$9.00

(1)	Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix’s partners 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2017.
(2)	Production expenses before net processing revenue/fees

The culmination of transactions and deleveraging activities in 2016 has strategically repositioned the Company to grow production, cash flow, and value in 2017 and beyond. Management is focused on executing on our sustainable growth strategy and delivering value for our shareholders. I want to personally thank our employees for their tireless efforts as we embark on executing our plan, and delivering on our promises. To our shareholders and stakeholders, we thank you for your long term support; we remain steadfast in our resolve to build on our strengths, seize attractive opportunities, and expand on the foundation we have in place for sustainable long term value creation.

(“Brent A. Eshleman”)

Brent A. Eshleman, P.Eng.

President and CEO

March 14, 2017

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OPERATIONAL REVIEW

Sales Volumes

		Three months ended December 31,		Year ended December 31,
		2016	2015	2016	2015
Crude oil and condensate	(bbl/d)	2,798	4,281	3,417	4,853
NGLs (excluding condensate)	(bbl/d)	6,195	7,603	6,518	7,145
Total crude oil, condensate, and NGLs	(bbl/d)	8,993	11,884	9,935	11,998
Natural gas	(mcf/d)	137,372	172,923	154,453	176,658
Total sales volumes (6:1 conversion)	(boe/d)	31,888	40,705	35,677	41,441

Sales volumes for the three months ended December 31, 2016 averaged 31,888 boe/d, a decrease of 22% from an average of 40,705 boe/d realized in the fourth quarter of 2015. The weighting towards crude oil, condensate and NGLs for the three months ended December 31, 2016 was 28%, compared to 29% in the fourth quarter of 2015. Sales volumes for the year ended December 31, 2016 decreased by 14% to average 35,677 boe/d compared to 41,441 boe/d in 2015. Total crude oil, condensate and NGLs averaged approximately 28% of sales volumes for 2016, compared to 29% in 2015.

Total sales volumes between the three month periods ended December 31, 2015 and December 31, 2016 declined due to non-core dispositions completed in the fourth quarter of 2016 in the Pembina and Harmattan areas as well as reduced drilling activity through 2015 and 2016 in response to the volatile and challenging commodity price environment, as the Company focused on maintaining financial strength and liquidity as well as optimization of capital investments.

Full year 2016 average production levels met guidance notwithstanding system-wide curtailments of take-away capacity on the NGTL system, third party plant constraints and unplanned downtime, and the impact from the Pembina area and Harmattan area non-core asset dispositions. Bellatrix focused operational activity in 2016 on optimization of existing assets, offsetting base declines and maximizing cash flow. Optimization of operations has improved Bellatrix’s ability to mitigate downtime, reduce declines, and reduce operating costs across its operating areas. By improving wellbore dynamics through optimization projects, daily rates are maximized and base production declines have flattened. Gathering system optimization was achieved through system modelling and subsequent redirection of hydrocarbon flows which have maximized deliverability throughout the Company’s gathering system.

Utilization remained strong at the Bellatrix Alder Flats Plant in the fourth quarter of 2016, contributing to an average capacity utilization rate achieved both in the fourth quarter 2016 and over the trailing 18 month period of 96%.  Bellatrix completed the installation and migration of its Distributed Control System in September 2016, which has provided increased reliability and operational control.  The Alder Flats Plant continues to provide strategic benefits to Bellatrix including reduced operating costs, improved deep-cut liquids extraction, and reliability of processing including the ability to re-direct additional natural gas volumes during periods of third party facility constraints and unplanned downtime.

Drilling Activity - 2016

	Three months ended December 31, 2016			Year ended December 31, 2016
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River liquids-rich natural gas	5	5.0	100%	19	12.9	100%
Total	5	5.0	100%	19	12.9	100%

Drilling Activity - 2015

	Three months ended December 31, 2015			Year ended December 31, 2015
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	-	-	-	3	1.3	100%
Spirit River liquids-rich natural gas	5	2.3	100%	24	12.4	100%
Total	5	2.3	100%	27	13.7	100%

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During the fourth quarter of 2016, Bellatrix drilled 5 gross (5.0 net) Spirit River liquids-rich gas wells. In the year ended December 31, 2016, Bellatrix posted a 100% success rate, drilling and/or participating in 19 gross (12.9 net) Spirit River liquids-rich gas wells. The Company continues to focus capital investment in its low-cost Spirit River natural gas play, which continues to deliver strong returns at current natural gas and liquids prices.

Capital Expenditures

During the three months ended December 31, 2016, Bellatrix invested $24.6 million in exploration and development capital projects, excluding property acquisitions and dispositions, compared to $16.8 million in the same period in 2015. Bellatrix invested $78.7 million in exploration and development projects, excluding property acquisitions and dispositions during the year ended December 31, 2016, compared to $155.2 million in 2015.

Capital Expenditures

	Three months ended December 31,		Year ended December 31,
($000s)	2016	2015	2016	2015
Lease acquisitions and retention	768	1,736	2,635	5,317
Geological and geophysical	258	14	336	661
Drilling and completion costs	22,994	5,626	62,958	61,454
Facilities and equipment	620	9,399	12,731	96,358
Property transfers - cash	-	-	-	(8,639)
Capital - exploration and development (1)	24,640	16,775	78,660	155,151
Capital - corporate assets (2)	172	153	230	3,440
Property acquisitions	(13)	287	(9)	1,036
Total capital expenditures - cash	24,799	17,215	78,881	159,627
Property dispositions - cash (3)	(105,206)	(5,129)	(299,058)	(15,436)
Total net capital expenditures - cash	(80,407)	12,086	(220,177)	144,191
Property acquisitions - non-cash	-	-	29,178	-
Property dispositions - non-cash (4)	(21,309)	-	(21,309)	-
Other - non-cash (5)	(36,224)	2,594	(33,886)	8,613
Total non-cash	(57,533)	2,594	(26,017)	8,613
Total capital expenditures - net (6)	(137,940)	14,680	(246,194)	152,804

(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2)	Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3) Property dispositions – cash does not include transaction costs.

(4) Property dispositions – non-cash includes marketable securities and loans receivable received on the Pembina and Harmattan asset dispositions. Pursuant to the Pembina asset sale, the Company received 2,171,667 common shares of InPlay Oil. Corp with a fair value of $5 million as at the date of the transaction. The loan receivable consists of the $15 million VTB Loan received pursuant to the Harmattan asset sale. The VTB Loan bears interest at 10% per annum and is secured by a first lien charge against the sold assets.

(5)	Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.
(6)	Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions and dispositions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

During the fourth quarter of 2016, Bellatrix completed two asset dispositions. Firstly, Bellatrix completed the Pembina property sale for total consideration of $47 million, consisting of approximately $42 million in cash and 2,171,667 common shares of the purchaser with a fair value of $5 million at the time of sale. Secondly, Bellatrix completed the Harmattan property sale for total consideration of $80 million. Pursuant to the Harmattan asset sale, the Company received net cash proceeds of approximately $65 million, and made a $15 million vendor take back loan (“VTB Loan”) to the purchaser. The VTB Loan bears interest at 10% per annum and is secured by a first lien charge against the assets sold.  The terms of the VTB Loan also provide that a minimum of 50% of the net operating income from the assets sold will be earmarked for principal repayment on a quarterly basis, together with accrued interest. The VTB Loan has a 2 year maturity date and no prepayment penalties. The VTB Loan is a loan receivable at December 31, 2016, with an estimate of the current portion of the loan receivable of $6.2 million and $8.8 million as a long term loan receivable. The net cash proceeds from the Pembina and the Harmattan property sales were used to reduce the Company's outstanding bank debt.

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Bellatrix focused its capital activity in the fourth quarter of 2016 on drilling and completion activity within the Spirit River formation, as well as facilities and equipment expenditures related to the development of Phase 2 of the Alder Flats Plant. Bellatrix continues to advance the Phase 2 expansion project of the Alder Flats Plant which is expected to more than double the inlet capacity of the Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on time and budget, and is scheduled for completion in the second quarter 2018.

Non-Cash Impairment Recovery

As a result of strong positive technical reserve revisions and infill drilling additions, Bellatrix recognized a $264 million non-cash impairment recovery for the quarter ended December 31, 2016. These non-cash recoveries did not affect the Company’s cash flows. Additional details regarding the non-cash impairment charges are available in the Company’s 2016 Year End MD&A.

Undeveloped Land

At December 31, 2016, Bellatrix had approximately 180,203 undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.

FINANCIAL REVIEW

Cash Flow from Operating Activities, Funds Flow from Operations, and Net Profit (Loss)

	Three months ended December 31,		Year ended December 31,
($000s, except per share amounts)	2016	2015	2016	2015
Cash flow from operating activities	17,114	42,033	37,546	103,075
Basic($/share)	0.07	0.22	0.18	0.54
Diluted ($/share)	0.07	0.22	0.18	0.54
Funds flow from operations	8,437	29,653	40,916	109,485
Basic($/share)	0.03	0.15	0.19	0.57
Diluted ($/share)	0.03	0.15	0.19	0.57
Net profit (loss)	23,085	(356,631)	(26,668)	(444,208)
Basic($/share)	0.09	(1.86)	(0.12)	(2.31)
Diluted ($/share)	0.09	(1.86)	(0.12)	(2.31)

The overall weak global commodity price environment continued through the fourth quarter of 2016, significantly impacting funds flow from operations of the Company. Management believes that, in addition to cash flow from operating activities, funds flow from operations is a useful supplemental measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.

Bellatrix’s cash flow from operating activities for the three months ended December 31, 2016 decreased by 59% to $17.1 million ($0.07 per basic and diluted share) from $42.0 million ($0.22 per basic and diluted share) generated in the fourth quarter of 2015. Bellatrix generated funds flow from operations of $8.4 million ($0.03 per basic and diluted share) in the fourth quarter of 2016, a decrease of 72% from $29.7 million ($0.15 per basic and diluted share) generated in the comparative 2015 period.

Bellatrix’s cash flow from operating activities for the year ended December 31, 2016 decreased by 64% to $37.5 million ($0.18 per basic and diluted share) from $103.1 million ($0.54 per basic and diluted share) generated during the 2015 year. Bellatrix generated funds flow from operations of $40.9 million ($0.19 per basic and diluted share) in the year ended December 31, 2016, a decrease of 63% from $109.5 million ($0.57 per basic and diluted share) generated in 2015.

For the three months ended December 31, 2016, Bellatrix recognized net profit of $23.1 million ($0.09 per basic share and diluted share), compared to a net loss of $356.6 million ($1.86 per basic and diluted share) in the fourth quarter of 2015. Bellatrix recognized net loss of $26.7 million ($0.12 per basic share and diluted share) for the year ended December 31, 2016, compared to a net loss of $444.2 million ($2.31 per basic share diluted share) in 2015.

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Operating Netback - Corporate

	Three months ended December 31,		Year ended December 31,
($/boe)	2016	2015	2016	2015
Total revenue (1)	23.15	19.25	17.45	22.03
Production	(10.57)	(6.87)	(8.70)	(7.86)
Transportation	(1.07)	(0.72)	(0.93)	(1.13)
Royalties	(2.64)	(0.86)	(1.43)	(2.21)
Operating netback before risk management	8.87	10.80	6.39	10.83
Risk management gain (loss)	(0.76)	1.41	1.52	0.47
Operating netback after risk management	8.11	12.21	7.91	11.30
(1)	Total revenue includes petroleum and natural gas sales and other income

The operating netback before commodity price risk management contracts for crude oil, condensate, NGLs, and natural gas during the fourth quarter of 2016 averaged $8.87/boe, a decrease of 18% from the $10.80/boe realized during the same period in 2015. For the year ended December 31, 2016, the corporate operating netback (before commodity risk management contracts) was $6.39/boe, a decrease of 41% compared to $10.83/boe in the 2015 year.

Total revenue decreased by 6% to $67.9 million for the three months ended December 31, 2016, compared to $72.1 million realized in the fourth quarter of 2015. Total revenue from crude oil, condensate, and NGLs contributed 38% of total fourth quarter 2016 revenue before other income, royalties, and commodity price risk management contracts, compared to 40% in the three months ended December 31, 2015.

In the three months ended December 31, 2016, production expenses totaled $31.0 million ($10.57/boe), compared to $25.7 million ($6.87/boe) recorded in the same period of 2015. Fourth quarter 2016 production expenditures included approximately $1.3 million ($0.46/boe) of one-time adjustments related to maintenance and overhauls of facilities. Production expenses totaled $113.6 million ($8.70/boe) for the year ended December 31, 2016, compared to $118.9 million ($7.86/boe) in the 2015 year. The variance in the production expenses for year ending December 31, 2016 from December 31, 2015, was primarily attributable to the fixed costs structure associated with the Facilities Monetization transactions combined with a decrease in volumes over the period, but were mitigated by operational optimization and cost suppression initiatives through leveraging technology resulting in cash cost reductions. The operations team focused on optimization initiatives including plunger lift installations, wellbore cleanouts, and pipeline optimization efforts all directed towards growing volumes, attenuating base decline rates and increasing value from every capital investment dollar spent.

For the three months ended December 31, 2016, Bellatrix incurred royalties of $7.7 million, compared to $3.2 million in the fourth quarter of 2015. Overall royalties as a percentage of revenue (after transportation costs) in the fourth quarter of 2016 were 12% compared to 5% in the comparative 2015 period. Higher average corporate royalty rates period over period include the impact from higher commodity prices as well as decreased GCA credits in the current period than in the fourth quarter of 2015 when the Company had credits associated with significant infrastructure and facilities investments and as well as adjustment in fourth quarter of 2015 for Crown recovery. In the year ended December 31, 2016, royalties incurred totaled $18.6 million, compared to $33.5 million incurred in the 2015 year. Overall royalties as a percentage of revenue (after transportation costs) in 2016 were 9% compared to 11% in 2015. Lower average corporate royalty rates period over period include the impact from lower commodity prices reflecting the “sliding scale” effect included in the Alberta Royalty Framework.

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Commodity Prices

Average Commodity Prices

	Three months ended December 31,			Year ended December 31,
	2016	2015	% Change	2016	2015	% Change
Exchange rate (CDN$/US$1.00)	1.3347	1.3347	-	1.3241	1.2764	4

Crude oil:
WTI (US$/bbl)	49.29	42.16	17	43.32	48.76	(11)
Canadian Light crude blend ($/bbl)	60.76	52.55	16	52.79	57.45	(8)
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	58.12	48.76	19	48.41	54.34	(11)
NGLs (excluding condensate)	18.87	12.99	45	13.14	14.16	(7)
Total crude oil and NGLs	31.08	25.88	20	25.27	30.41	(17)
Crude oil and condensate (including risk management (1))	57.46	58.67	(2)	47.81	58.76	(19)
Natural gas:
NYMEX (US$/MMBtu)	2.98	2.23	34	2.46	2.63	(6)
AECO daily index (CDN$/mcf)	3.09	2.46	26	2.16	2.69	(20)
AECO monthly index (CDN$/mcf)	2.81	2.65	6	2.09	2.77	(25)
Bellatrix’s average realized prices ($/mcf)
Natural gas	3.29	2.66	24	2.27	2.95	(23)
Natural gas (including risk management (1))	3.13	2.75	14	2.64	2.94	(10)

(1)	Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts

Global crude oil prices strengthened in the fourth quarter of 2016 as the Organization of the Petroleum Exporting Countries (“OPEC”) agreed to production cuts by up to 1.2 million barrels per day to support higher crude prices. Additionally, non-OPEC countries including Russia, Kazakhstan and Oman agreed collectively to output cuts of over 550,000 barrels per day. This collaborative effort between OPEC and non-OPEC producing countries provided support to oil prices with cuts aimed at stabilizing the global supply/demand balance and reducing robust levels of global crude product inventories. The production cut announcements drove an increase in WTI pricing to US$53.72/bbl at December 31, 2016, up from the low point in the fourth quarter 2016 of US$42.20/bbl experienced in November.

North American natural gas prices firmed in the fourth quarter 2016 compared to the comparative period in 2015 and also compared to the third quarter 2016, given a cold start to the winter heating season which helped to reduce natural gas storage levels after reaching record levels in the fall of 2016. Total U.S. natural gas production waned through 2016 given weaker prices earlier in the year; lower industry activity levels reflected a slower supply response given backwardation in the forward pricing market. Total U.S. natural gas exports (excluding Canada) grew through 2016, reaching record levels of over 5.0 Bcf/d, mainly attributable to growing liquefied natural gas (“LNG”) shipments and increased exports to Mexico over the period. Higher Alberta natural gas demand in the fourth quarter helped to reduce provincial storage levels and provided support for an improved AECO daily price in the fourth quarter of 2016.

In the fourth quarter of 2016 Bellatrix realized an average price of $58.12/bbl before commodity price risk management contracts for crude oil and condensate, an increase of 19% from the average price of $48.76/bbl received in the fourth quarter of 2015. By comparison, Canadian Light crude blend price increased by 16% and the average WTI crude oil benchmark price increased by 17% between the fourth quarters of 2016 and 2015. The WTI/Canadian Light sweet differential has remained in a historically tight range, averaging -$3.12 US/bbl for the quarter. During the year ended December 31, 2016, Bellatrix realized an average price for crude oil and condensate of $48.41/bbl before commodity price risk management contracts, a decrease of 11% from the average price of $54.34/bbl received in the 2015 year. By comparison Bellatrix’s realized price decreased in line with industry, the Canadian Light price decreased by 8% and the average WTI crude oil benchmark price decreased by 11% between the 2016 and 2015 years.

Bellatrix’s average realized price for NGLs (excluding condensate) increased by 45% to $18.87/bbl during the fourth quarter of 2016, compared to $12.99/bbl received in the 2015 period. NGL pricing in Western Canada improved significantly through the fourth quarter given stronger underlying light oil prices and improved individual market conditions for propane and butane products. Cold weather through the fourth quarter kept North American propane demand firm, while exports helped materially reduce robust storage levels resulting in much stronger propane prices through the fourth quarter 2016. Butane prices also firmed materially in the fourth quarter 2016 both in absolute terms and as a percentage of light oil, given strong gasoline blending demand and export demand. Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 7% to $13.14/bbl during the 2016 year, compared to $14.16/bbl received in the 2015 year.

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Natural gas prices increased during the fourth quarter of 2016 given strong demand and lower U.S. production which reduced high storage levels. Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the AECO daily index. During the fourth quarter of 2016, the AECO daily reference price increased by 26% and the AECO monthly reference price increased by approximately 6% compared to the fourth quarter of 2015. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the fourth quarter of 2016 increased by 24% to $3.29/mcf compared to $2.66/mcf in the same period in 2015. Bellatrix’s natural gas average price after including commodity price risk management contracts for the three months ended December 31, 2016 averaged $3.13/mcf compared to $2.75/mcf in the comparative 2015 period. During the year ended December 31, 2016, the AECO daily reference price decreased by 20% and the AECO monthly reference price decreased by approximately 25% compared to the 2015 year. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the 2016 year decreased by 23% to $2.27/mcf compared to $2.95/mcf in 2015. Bellatrix’s natural gas average price after including commodity price risk management contracts for the year ended December 31, 2016 averaged $2.64/mcf compared to $2.94/mcf in 2015. Bellatrix was active in the fourth quarter of 2016 increasing its 2017 risk management protection, subsequently adding additional commodity price protection subsequent to quarter end with approximately 66% of 2017 gross natural gas volumes hedged at an average fixed price of approximately $3.36/mcf.

Debt

Bank Debt

At December 31, 2016, the Company had $19.1 million outstanding under the its syndicated revolving credit facilities (the “Credit Facilities”) at a weighted average interest rate of 4.45%. The Company completed its November 2016 semi-annual borrowing base redetermination on November 7, 2016, concurrent with the closing of the Pembina asset sale. Pursuant to the redetermination, the total commitments under the Credit Facilities were set at $130 million. On December 21, 2016, following the completion of the $80 million Harmattan asset sale and the application of the net proceeds therefrom, the borrowing base under the Company’s Credit Facilities was redetermined at $100 million, comprised of a $20 million operating facility provided by a Canadian bank and a $80 million syndicated facility provided by nine financial institutions, subject to a borrowing base test. The maturity date of the Credit Facility is October 1, 2017, which maturity date may be further extended for a period of up to three years with the consent of the lenders.

The borrowing base is subject to redetermination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination expected to be completed on or before May 31, 2017. Bellatrix maintains approximately $81 million of available capacity based on current bank debt outstanding of approximately $19 million (excluding letters of credit).

At December 31, 2016, the Credit Facilities include a single financial covenant being the Company’s Senior Debt to EBITDA ratio must not exceed 3.5 times for the fiscal quarters ending on or before March 31, 2017 (“Senior Debt Covenant”). Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio will reduce to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). As at December 31, 2016, the Senior Debt to EBITDA ratio was 1.57 times.

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Senior Notes

At December 31, 2016, the Company has outstanding US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (the “Senior Notes”). Interest on the Senior Notes is payable semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices.

Convertible Debentures

On August 9, 2016, Bellatrix issued and sold $50 million principal amount of 6.75% convertible subordinated debentures (the “Convertible Debentures”) due on September 30, 2021 (the “Maturity Date”). Interest on the Convertible Debentures is payable semiannually in arrears on September 30 and March 31 of each year commencing September 30, 2016.

Notes:

(1) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended December 31, 2016 was $61.1 million.

(2) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Company. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements and net working capital deficiency (excess), calculated as working capital deficiency excluding current commodity contract assets and liabilities. Senior Debt at December 31, 2016 was $96.1 million.

CONFERENCE CALL INFORMATION

A conference call to discuss Bellatrix’s fourth quarter and year end results and reserves will be held on March 15, 2017 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-800-319-4610 or 403-351-0324 or 416-915-3239. The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix’s website at http://investors.bellatrixexploration.com/webcasts and will be archived on the website for approximately 60 days following the call.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development, and production of oil and natural gas reserves in the provinces of Alberta, British Columbia, and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”. For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

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NON-GAAP MEASURES

Throughout this press release, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. Bellatrix’s method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix’s liquidity and its ability to generate funds to finance its operations.

CAPITAL PERFORMANCE MEASURES

In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company’s financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company’s press release, MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.

This press release contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This press release also contains the terms “total net debt” and “adjusted working capital deficiency”, which also are not recognized measures under GAAP. Therefore reference to total net debt and adjusted working capital deficiency, may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Convertible Debentures (liability component), current bank debt and long term bank debt. The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current bank debt. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

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FORWARD LOOKING STATEMENTS

Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, Bellatrix’s intent to maintain focused on maintaining financial strength and liquidity and on profitable resource development in 2017, details of Bellatrix's net 2017 capital budget including expectation to not exceed $105 million, expectation that 2017 capital investment will focus on Phase 2 of the Alder Flats Plant (as defined above) and Bellatrix's core areas, expectation that construction of Phase 2 of the Alder Flats Plant will be completed on time and on budget, expected timing and costs associated with completing Phase 2 of the Alder Flats Plant, expected capacity of Phase 2 of the Alder Flats Plant, expected annual interest savings resulting from reduced bank debt, the intent to establish new credit facility prior to maturity date of existing credit facilities, intent to continue to expand technical acumen to drive sustainable efficiency gains and greater overall corporate profitability from our capital investment projects, expectation that capital investment into near term infrastructure investments will deliver high value liquids extraction capability and production expense reductions, expectation that capital expenditures will provide foundational support to execute on our three year development plan, expected reductions in operating costs as a result of completion of Phase 2 of the Alder Flats Plant, expectation of continued development focus in the Company’s core areas, expected drilling and other capital expenditure plans in certain areas (including expected working interest in wells to be drilled), expected annual average 2017 production of approximately 33,500 boe/d, expectation of percentage of production hedged in 2017 and 2018, expected 2017 production expenditures, expectations of how Bellatrix will fund its 2017 capital expenditure budget, anticipated liquidity of the Company and various matters that may impact such liquidity, the intent that the 2017 drilling program will optimize capital investment, forecast rates of return, and long term net asset value and reserve growth potential, expectation that approximately 50% of the total 2017 $105 million capital budget will be spent in the first half of 2017, expectation that exit production volumes will grow over the course of 2017 by approximately 10% to 15%, and the intent that Bellatrix’s hedging program will provide reduced commodity price volatility and greater assurance over future revenue and cash flows, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on March 14, 2017 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

DRILLING LOCATIONS

In this press release, the Company has disclosed certain drilling locations associated with Bellatrix's interest in the Spirit River and Cardium plays. Of the 393 net Spirit River drilling locations identified herein, 86 are proved locations, 30 are probable locations and 277 are unbooked locations. Of the 239 net Cardium drilling locations identified herein, 107 are proved locations, 37 are probable locations, and 95 are unbooked locations. Proved locations and probable locations are derived from Bellatrix’s independent reserve report prepared by InSite Petroleum Consultants Ltd as at December 31, 2016 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on the Company’s prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources. Unbooked locations as disclosed herein have been identified by management as an estimation of the Company's multi-year drilling activities using information including applicable geologic, seismic, engineering, production, pricing assumptions and reserves information. There is no certainty that Bellatrix will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Bellatrix actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While the majority of Bellatrix's unbooked locations are extensions or infills of the drilling patterns already recognized by the Company's independent qualified reserves evaluator, other unbooked drilling locations are farther away from existing wells where management may have less information about the characteristics of the reservoir and therefore there may be more uncertainty whether wells will be drilled in such locations and if drilled there may be more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

INITIAL RATES OF PRODUCTION

References in this press release to initial production rates associated with certain wells are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. The Company cautions that such production rates should be considered to be preliminary.

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